Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2019 Results

•	Outlook raised for revenue growth and adjusted EBITDA

•	Agreement signed to sell Refinitiv business to London Stock Exchange Group

TORONTO, August 1, 2019 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2019 and raised its full-year Outlook for revenue growth and adjusted EBITDA for 2019 and 2020. The company also announced that it and private equity funds affiliated with Blackstone have agreed to sell Refinitiv to the London Stock Exchange Group plc (“LSEG”) in an all share transaction for a total enterprise value of approximately $27 billion. The transaction will result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG, approximately 15% of which would be attributed to Thomson Reuters. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020.

“The second quarter was another eventful period for our organization,” said Jim Smith, president and CEO of Thomson Reuters. “Organic revenue growth was the best since 2008 and came in ahead of our expectations at 4% as a result of solid performance across the business. Importantly, we launched new AI-powered products that were developed in-house, and we recently completed two acquisitions that will help us deliver world-class platforms for our customers. We believe we are well positioned for future growth, and now expect 2019 and 2020 revenue growth and adjusted EBITDA to each be at the upper end of the guidance ranges previously provided.”

“We are pleased with today’s announcement as it affirms the value we have always believed to exist in Refinitiv. There is a trend toward consolidation of the global financial markets infrastructure and data segments and this transaction will establish a world-class markets infrastructure leader. The combined LSEG/Refinitiv business will be well positioned for future growth.”

Mr. Smith continued, “As a future investor, we are encouraged by LSEG’s strong track record of integrating acquisitions, realizing synergies and driving growth and profitability, and we expect LSEG to create further value going forward. The value creation at Refinitiv since our partnership with Blackstone has largely been driven by operational enhancements, cost savings and the IPO of Tradeweb. This transaction with LSEG will double down on operational enhancements with significant additional synergies expected. And finally, the transaction will provide Thomson Reuters shareholders with a more certain path and timetable to liquidity.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$1,423	$1,311	9%
Operating profit	$447	$204	119%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.37	$0.88	-58%
Cash flow from operations (includes discontinued operations)	$141	$803	-83%

Non-IFRS Financial Measures (1)
Revenues	$1,423	$1,311	9%	10%
Adjusted EBITDA	$355	$348	2%	0%
Adjusted EBITDA margin	25.0%	26.6%	-160bp	-240bp
Adjusted EPS	$0.29	$0.17	71%	65%
Free cash flow (includes discontinued operations)	$1	$555	-100%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports Second-Quarter 2019 Results

Revenues increased 9% due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and also to higher recurring revenues across all other customer segments.

o	At constant currency, revenues increased 10%. Currency had a $21 million (approximately 2%) negative impact during the quarter.
o	Organic revenue growth was 4%, driven by a 5% increase in recurring revenues, which comprised 78% of total revenues.

Operating profit increased significantly due to a benefit from the revaluation of warrants that the company holds in Refinitiv, related to the proposed transaction with the LSEG.

o

Adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, increased 2% and the margin declined to 25.0% as higher revenues were offset by higher expenses that included costs and investments to reposition the company following the separation of the Financial & Risk (F&R) business to create Refinitiv.

Diluted EPS decreased to $0.37 from $0.88 in the prior-year period, primarily due to the loss of net earnings from the F&R business that was included in discontinued operations in 2018.

o

Adjusted EPS, which excludes discontinued operations among other items, increased to $0.29 from $0.17 in the prior-year period, primarily reflecting fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased primarily due to the loss of cash flows from the company’s former F&R business (which were included in the prior-year period, but are no longer included as of October 1, 2018), and investments to reposition Thomson Reuters following the separation of F&R from the company.

o	Free cash flow decreased for the same reasons.

Thomson Reuters Reports Second-Quarter 2019 Results

Highlights by Customer Segment – Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	$603	$593	2%	-1%	3%
Corporates	318	296	8%	-1%	9%
Tax & Accounting Professionals	182	176	3%	-3%	6%
Reuters News	156	72	116%	-2%	118%
Global Print	164	174	-6%	-2%	-3%
Eliminations	—	—

Revenues	$1,423	$1,311	9%	-2%	10%

Adjusted EBITDA
Legal Professionals	$232	$198	17%	1%	16%
Corporates	102	95	8%	2%	7%
Tax & Accounting Professionals	60	41	47%	2%	45%
Reuters News	10	8	36%	36%	0%
Global Print	73	76	-5%	-1%	-4%
Corporate costs	(122)	(70)	n/a	n/a	n/a

Adjusted EBITDA	$355	$348	2%	2%	0%

Adjusted EBITDA Margin
Legal Professionals	38.5%	33.5%	500bp	70bp	430bp
Corporates	32.2%	32.0%	20bp	90bp	-70bp
Tax & Accounting Professionals	33.0%	23.2%	980bp	100bp	880bp
Reuters News	6.6%	10.5%	-390bp	190bp	-580bp
Global Print	44.2%	43.8%	40bp	70bp	-30bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	25.0%	26.6%	-160bp	80bp	-240bp
n/a: not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance. Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole-dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Legal Professionals

Revenues increased 3% (4% organic) to $603 million.

o	Recurring revenues grew 4%—all organic (92% of total).
o	Transactions revenues declined 9% due to the sale of several small businesses, but grew 6% organically (8% of total).

Adjusted EBITDA increased 17% to $232 million.

o	The margin increased from 33.5% to 38.5% primarily due to higher revenues, productivity savings and the favorable timing of expenses.

Thomson Reuters Reports Second-Quarter 2019 Results

Corporates

Revenues increased 9% (7% organic) to $318 million, primarily due to strong recurring revenue growth. The acquisition of Integration Point (a global trade management business) in the fourth quarter of 2018 contributed approximately 3% to the growth rate.

o	Recurring revenues grew 12% (85% of total), driven by organic revenue growth of 9% and revenues from the acquisition of Integration Point.
o

Transactions revenues (15% of total), declined 6% due in part to lower revenues from the Pangea3/Legal Managed Services (LMS) business, which was sold on May 31, 2019. Transactions revenues declined 2% organically.

Adjusted EBITDA increased 8% to $102 million.

o	The margin increased from 32.0% to 32.2%, as higher revenues were offset by the dilutive impact of the Integration Point acquisition.

Tax & Accounting Professionals

Revenues increased 6% (all organic) to $182 million.

o	Recurring revenues grew 9%—all organic (81% of total).
o	Transactions revenues declined 4% (19% of total).

Adjusted EBITDA grew 47% to $60 million.

o	The margin increased from 23.2% to 33.0% due to higher revenues, the favorable timing of expenses and efficiency savings.

Reuters News

Revenues increased 118% to $156 million due to revenue from the 30-year agreement for Reuters News to supply news and editorial content to Refinitiv, which began in the fourth quarter of 2018.

o	Organic revenues increased 2%, mostly attributable to a price increase related to the Refinitiv agreement.

Adjusted EBITDA was $10 million, an increase of $2 million.

Global Print

Revenues decreased 3% to $164 million.

Adjusted EBITDA decreased 5% to $73 million.

o	The margin increased from 43.8% to 44.2%.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $122 million compared to $70 million in the prior-year period. As previously disclosed, the increase was due to costs and investments to reposition Thomson Reuters following the separation of F&R. These cash costs and investments are expected to continue throughout 2019.

Thomson Reuters Reports Second-Quarter 2019 Results

Consolidated Financial Highlights – Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$2,910	$2,690	8%
Operating profit	$721	$472	53%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.60	$0.40	50%
Cash flow from operations (includes discontinued operations)	$83	$1,222	-93%

Non-IFRS Financial Measures (1)
Revenues	$2,910	$2,690	8%	10%
Adjusted EBITDA	$752	$778	-3%	-4%
Adjusted EBITDA margin	25.8%	28.9%	-310bp	-380bp
Adjusted EPS	$0.65	$0.44	48%	43%
Free cash flow (includes discontinued operations)	$(176)	$675	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 8%, due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and also to higher recurring revenues across all other customer segments.

o	At constant currency, revenues increased 10%. Currency had a $46 million (approximately 2%) negative impact.
o	Organic revenue growth was 4%, driven by a 5% increase in recurring revenues, which comprised 77% of total revenues.

Operating profit increased significantly due to a benefit from the revaluation of warrants that the company holds in Refinitiv, relating to the proposed transaction with the LSEG.

o

Adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, decreased 3% and the margin decreased to 25.8%, as higher revenues were more than offset by higher expenses that included costs and investments relating to the repositioning of the company following the separation of the F&R business to create Refinitiv.

Diluted EPS also increased to $0.60 from $0.40 due to the benefit from the revaluation of warrants that the company holds in Refinitiv, relating to the proposed transaction with LSEG.

o

Adjusted EPS, which excludes the warrant revaluation among other items, increased to $0.65 from $0.44 in the prior-year period, primarily reflecting a benefit from fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased reflecting a contribution to a pension plan, the loss of cash flows from the company’s former F&R business (which were included in the prior-year period, but are no longer included as of October 1, 2018), and investments to reposition Thomson Reuters following the separation of F&R from the company.

o	Free cash flow decreased for the same reasons.

Thomson Reuters Reports Second-Quarter 2019 Results

Highlights by Customer Segment – Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Six Months Ended June 30,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	$1,197	$1,178	2%	-1%	3%
Corporates	670	625	7%	-1%	9%
Tax & Accounting Professionals	404	393	3%	-3%	6%
Reuters News	311	144	116%	-4%	120%
Global Print	329	351	-6%	-2%	-4%
Eliminations	(1)	(1)

Revenues	$2,910	$2,690	8%	-2%	10%

Adjusted EBITDA
Legal Professionals	$459	$389	18%	0%	18%
Corporates	220	206	7%	1%	6%
Tax & Accounting Professionals	153	121	26%	-3%	29%
Reuters News	26	16	67%	25%	42%
Global Print	147	157	-7%	-1%	-6%
Corporate costs	(253)	(111)	n/a	n/a	n/a

Adjusted EBITDA	$752	$778	-3%	1%	-4%

Adjusted EBITDA Margin
Legal Professionals	38.4%	33.1%	530bp	60bp	470bp
Corporates	32.9%	32.9%	0bp	80bp	-80bp
Tax & Accounting Professionals	37.9%	30.9%	700bp	10bp	690bp
Reuters News	8.4%	10.9%	-250bp	150bp	-400bp
Global Print	44.5%	44.7%	-20bp	80bp	-100bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	25.8%	28.9%	-310bp	70bp	-380bp

n/a: not applicable

Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Business Outlook for 2019 and 2020 (At Constant Currency and Excluding Future Acquisitions/Dispositions)

Thomson Reuters today raised its Outlook for 2019 and 2020 revenue growth and adjusted EBITDA. The company’s Outlook for 2019 and 2020 assumes constant currency rates compared to 2018 and excludes the impact of any future acquisitions or dispositions that may occur in 2019 or 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of our businesses.

The company has provided a full-year Outlook for two years because 2019 will be materially impacted by costs to separate the business from Refinitiv and reposition it for growth, while 2020 should represent the first year that the company’s financial performance will reflect the benefits from its actions, without material costs related to the actions.

Thomson Reuters Reports Second-Quarter 2019 Results

	Original 2019 Outlook	Updated 2019 Outlook	Original 2020 Outlook	Updated 2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Revenue Growth	7% - 8.5% 3.0% - 3.5% Organic(1)	7% - 8.5% 3.5% - 4.0% Organic(1)	3.5% - 4.5% Organic	4.0% - 4.5% Organic
Adjusted EBITDA	$1.4 - $1.5 billion (2)	$1.45 - $1.5 billion (2)	30.0% - 31.0%(2)	~31%(2)
Corporate Costs	~$570 million	Unchanged	$140 - $190 million	$140 - $150 million
Free Cash Flow	$0 - $300 million	Unchanged	$1.0 - $1.2 billion	Unchanged
Capital Expenditures – % of Revenue	~9%	Unchanged	7.5% - 8.0%	Unchanged
Depreciation & Amortization of Computer Software	$600 - $625 million (2)	Unchanged	TBD	TBD
Interest Expense (P&L)	$150 - $175 million	Unchanged	TBD	TBD
Effective Tax Rate on Adjusted Earnings	16% - 19%	Unchanged	~20%	Unchanged

(1)

For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

(2)

The impact of the new lease accounting standard (IFRS 16) is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by an estimated $40 million in 2019 and $50 million in 2020 and is reflected in this Outlook. IFRS 16 has no impact on free cash flow.

The information in this section is forward-looking. Actual results, which include the impact of currency and acquisitions and dispositions completed during 2019 and 2020, may differ materially from the company’s Outlook. Some of the forward-looking financial measures in the Outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2019 Results

Recent Developments

Agreement to Sell Refinitiv to LSEG

Thomson Reuters announced today that it and private equity funds affiliated with Blackstone have agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion. Refinitiv is currently owned 55% by Blackstone and 45% by Thomson Reuters. Based on LSEG’s issued share capital as of July 31, 2019, the transaction will result in Blackstone and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (approximately 15% of which would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. Thomson Reuters’ interest in the LSEG shares will be held in an entity jointly owned by Blackstone and Thomson Reuters (the “Blackstone/Thomson Reuters Entity”). Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $6.7 billion based on LSEG’s closing share price on July 31, 2019. Thomson Reuters’ estimated ownership interest above reflects its expected acquisition of an additional interest in Refinitiv pursuant to a warrant agreement entered into with Blackstone, which will be exercised in connection with the transaction closing.

Ownership interests

At closing, LSEG will acquire the Refinitiv business and in exchange, the Blackstone/Thomson Reuters Entity will receive ordinary voting LSEG shares and exchangeable shares in a subsidiary of LSEG. The exchangeable shares will be exchangeable for ordinary shares on a one-for-one basis and will carry the same dividend per share as paid on the ordinary shares. In connection with the closing, Blackstone’s consortium will separately receive additional LSEG securities in respect of their Refinitiv preferred stock.

Transaction rationale

The transaction will bring together two highly complementary businesses to create a leading, UK headquartered, global financial markets infrastructure provider with a leading data and analytics business, significant capital markets capabilities across multiple asset classes, and a broad post-trade offering, well positioned for future growth in a fast evolving landscape. The combined LSEG/Refinitiv business will be well positioned in all key geographies and will offer significant customer benefits across the full range of LSEG’s businesses by extending its trading capabilities across asset classes; expanding its data content, management and distribution capabilities; increasing its global footprint and range of customer offerings; and enabling LSEG, Refinitiv and their customers to benefit from future data and technology-enabled innovation and growth opportunities. Together, LSEG and Refinitiv generated combined annual revenues of over £6 billion in 2018, which would have made the combined business the largest listed global financial markets infrastructure provider by revenue last year.

Governance

The Blackstone/Thomson Reuters Entity will be entitled to nominate three non-executive LSEG directors for as long as they hold at least 25% of LSEG, two LSEG directors for as long as they hold at least 17.5% but less than 25% of LSEG and one LSEG director for as long as they hold at least 10% but less than 17.5% of LSEG (with all percentages calculated based on the assumed exchange of the exchangeable shares). For so long as the Blackstone/Thomson Reuters Entity is entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

Subject to certain exceptions, the Blackstone/Thomson Reuters Entity has agreed to be subject to a lock-up for their LSEG shares for the first two years following closing of the transaction. In each of years three and four following closing, the Blackstone/Thomson Reuters Entity will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on the fourth anniversary of closing. Once the Blackstone/Thomson Reuters Entity is released from the lock-up, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction will also apply to the Blackstone/Thomson Reuters Entity under which it (and the underlying investors) will agree not to, among other matters, acquire further LSEG shares, or make a takeover offer for the LSEG for designated time periods. The Blackstone/Thomson Reuters Entity has

Thomson Reuters Reports Second-Quarter 2019 Results

also committed to vote its LSEG shares in line with the LSEG Board’s recommendation on resolutions to be voted on by the LSEG shareholders, subject to certain exceptions.

Dividends

After the transaction closes, Thomson Reuters free cash flow will benefit from any future dividends paid by LSEG to its shareholders.

Expected synergies

The following information regarding expected cost and revenue synergies has been provided to Thomson Reuters by LSEG and is forward-looking information. Readers are encouraged to consult LSEG’s public disclosures (including its announcement today regarding the proposed transaction) for additional information.

LSEG is targeting annual run-rate cost synergies in excess of £350 million by the end of year five following closing. These synergies are separate from and in addition to Refinitiv’s previously announced and ongoing $650 million target cost savings program. LSEG is also targeting annual run-rate revenue synergies in excess of £225 million by the end of year five following closing.

Reuters News Agreement

Reuters News’ 30-year agreement with Refinitiv signed last year will continue after the closing of the transaction within the combined LSEG/Refinitiv business.

Advisors and Legal Counsel

Guggenheim Securities, LLC, TD Securities Inc. and Centerview Partners LLC are serving as advisors to Thomson Reuters. Wachtell, Lipton, Rosen & Katz is serving as legal counsel to Thomson Reuters.

Other Transactions

Consistent with Thomson Reuters strategy of seeking to acquire cloud-based software businesses and capabilities that support its legal, tax and accounting and corporates businesses, the company recently acquired Confirmation, a leading provider of audit confirmation services, and HighQ, a leading collaboration platform for the legal and regulatory market segment.

The company also sold its Pangea3/LMS business in the second quarter of 2019.

Dividend and Share Repurchases

In February 2019, the company announced that its Board of Directors approved a $0.04 per share annualized increase in the dividend to $1.44 per common share (representing the 26th consecutive year of dividend increases). A quarterly dividend of $0.36 per share is payable on September 16, 2019 to common shareholders of record as of August 22, 2019.

Earlier this year, the company announced plans to repurchase up to an additional $250 million of its shares under its normal course issuer bid. The company repurchased $190 million of shares in the six-month period (approximately $40 million of which were repurchased using part of the remaining proceeds of the F&R transaction, as announced in 2018). The company did not repurchase any shares in the second quarter.

Refinitiv ownership interest

On October 1, 2018, Thomson Reuters sold a 55% interest in the company’s F&R business, which is now known as Refinitiv. Except as otherwise noted, all amounts noted in this news release are from continuing operations and exclude the results of the company’s former F&R business. The company’s IFRS earnings per share since October 1, 2018 have included its share of results from its 45% investment in Refinitiv, which is removed from the company’s non-IFRS calculation of adjusted EPS. The company’s results since October 1, 2018 also have included new revenues in the Reuters News business from providing news and editorial content to Refinitiv since that day. Additional information regarding Refinitiv’s financial results is provided in the appendix to this news release and additional information about the proposed LSEG/Refinitiv transaction is provided earlier in this news release in the “Recent Developments” section.

Thomson Reuters Reports Second-Quarter 2019 Results

Refinitiv cost savings program update

Refinitiv achieved run-rate savings of $380 million as of the end of the second quarter and expects to achieve over two-thirds of its total cost savings run-rate target by the end of 2019. Refinitiv believes it is on track to achieve its full cost savings run-rate target of $650 million by the end of 2020.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s Outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2019 or 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2019 and 2020 (At Constant Currency and Excluding Future Acquisitions/Dispositions)” section, Mr. Smith’s comments, expectations for Corporate costs, the parties’ expectations for a combined LSEG/Refinitiv business, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the transaction, LSEG’s expectations for cost and revenue synergies from the proposed LSEG/Refinitiv combination, potential dividends to be paid by LSEG to its shareholders and the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, are forward-looking. There is no assurance that a transaction involving all or part of the Refinitiv business will be completed. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failure to derive fully the anticipated benefits from the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to adapt to organizational changes and effectively implement strategic

Thomson Reuters Reports Second-Quarter 2019 Results

initiatives; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Economic and market assumptions include, but are not limited to, GDP growth in the United States (77% of the company’s 2018 revenues) and secondarily, in other countries where Thomson Reuters operates; a continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency; a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments; and a continued increase in customers seeking software-as-a-service or other cloud-based offerings. Internal financial and operational assumptions include, but are not limited to, continued growth in the company’s recurring revenue base which offsets anticipated declines in its global print business; acquiring new customers by enhancing the company’s digital platforms and propositions and through other sales initiatives; improving customer retention through commercial simplification efforts and customer service improvements; the company’s ability to continue to combine information, technology and human expertise in offerings that meet evolving customer demands and needs; the company’s ability to eliminate stranded costs related to the F&R transaction and the separation of the two businesses by the end of 2019; and the successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by the company and the leveraging of fewer, shared technology platforms.

The company has provided an Outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements. Forward-looking information with respect to the proposed LSEG/Refinitiv business has been prepared by LSEG and Thomson Reuters assumes no obligation to update or revise it.

CONTACTS

MEDIA David Crundwell Head of Communications +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2019 results today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
CONTINUING OPERATIONS
Revenues	$1,423	$1,311	$2,910	$2,690
Operating expenses	(1,070)	(964)	(2,161)	(1,916)
Depreciation	(38)	(29)	(72)	(59)
Amortization of computer software	(104)	(100)	(209)	(198)
Amortization of other identifiable intangible assets	(25)	(28)	(52)	(57)
Other operating gains, net	261	14	305	12

Operating profit	447	204	721	472
Finance costs, net:
Net interest expense	(37)	(81)	(72)	(159)
Other finance (costs) income	(18)	14	(29)	21

Income before tax and equity method investments	392	137	620	334
Share of post-tax (losses) earnings in equity method investments	(126)	2	(223)	4
Tax (expense) benefit	(50)	3	(55)	(24)

Earnings from continuing operations	216	142	342	314
(Loss) earnings from discontinued operations, net of tax	(27)	515	(37)	32

Net earnings	$189	$657	$305	$346

Earnings attributable to:
Common shareholders	189	625	305	286
Non-controlling interests	—	32	—	60
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.43	$0.20	$0.68	$0.44
From discontinued operations	(0.05)	0.68	(0.08)	(0.04)

Basic earnings per share	$0.38	$0.88	$0.60	$0.40

Diluted earnings (loss) per share:
From continuing operations	$0.43	$0.20	$0.68	$0.44
From discontinued operations	(0.06)	0.68	(0.08)	(0.04)

Diluted earnings per share	$0.37	$0.88	$0.60	$0.40

Basic weighted-average common shares	501,231,212	709,674,170	501,558,134	710,215,950

Diluted weighted-average common shares	503,040,736	710,095,394	503,152,488	710,797,432

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$2,108	$2,706
Trade and other receivables	1,178	1,313
Other financial assets	48	76
Prepaid expenses and other current assets	527	434

Current assets	3,861	4,529
Computer hardware and other property, net	470	473
Computer software, net	881	908
Other identifiable intangible assets, net	3,272	3,324
Goodwill	5,078	5,076
Equity method investments	1,969	2,207
Other financial assets	363	53
Other non-current assets	528	446
Deferred tax	31	31

Total assets	$16,453	$17,047

Liabilities and equity
Liabilities
Current indebtedness	—	$3
Payables, accruals and provisions	$1,063	1,549
Deferred revenue	845	815
Other financial liabilities	92	95

Current liabilities	2,000	2,462
Long-term indebtedness	3,233	3,213
Provisions and other non-current liabilities	1,178	1,268
Other financial liabilities	232	79
Deferred tax	712	799

Total liabilities	7,355	7,821

Equity
Capital	5,381	5,348
Retained earnings	4,577	4,755
Accumulated other comprehensive loss	(860)	(877)

Total equity	9,098	9,226

Total liabilities and equity	$16,453	$17,047

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$216	$142	$342	$314
Adjustments for:
Depreciation	38	29	72	59
Amortization of computer software	104	100	209	198
Amortization of other identifiable intangible assets	25	28	52	57
Net losses (gains) on disposals of businesses and investments	3	—	(21)	—
Deferred tax	(9)	(30)	(73)	(25)
Other	(77)	11	53	58
Pension contribution	—	—	(167)	—
Changes in working capital and other items	(94)	72	(262)	(100)

Operating cash flows from continuing operations	206	352	205	561
Operating cash flows from discontinued operations	(65)	451	(122)	661

Net cash provided by operating activities	141	803	83	1,222

Investing activities
Acquisitions, net of cash acquired	(1)	(1)	(5)	(28)
Proceeds from disposals of businesses and investments, net of taxes paid	23	—	57	—
Capital expenditures	(130)	(131)	(240)	(310)
Proceeds from disposals of property and equipment	2	27	2	27
Other investing activities	1	18	4	18

Investing cash flows from continuing operations	(105)	(87)	(182)	(293)
Investing cash flows from discontinued operations	—	(138)	29	(246)

Net cash used in investing activities	(105)	(225)	(153)	(539)

Financing activities
Proceeds from debt	—	—	—	1,370
Repayments of debt	—	(870)	—	(870)
Net borrowings under short-term loan facilities	—	1,313	—	61
Payments of lease principal	(12)	—	(23)	—
Repurchases of common shares	—	(359)	(190)	(359)
Dividends paid on preference shares	(1)	—	(2)	(1)
Dividends paid on common shares	(175)	(239)	(349)	(475)
Other financing activities	2	1	37	1

Financing cash flows from continuing operations	(186)	(154)	(527)	(273)
Financing cash flows from discontinued operations	—	(24)	—	(35)

Net cash used in financing activities	(186)	(178)	(527)	(308)

(Decrease) increase in cash and bank overdrafts	(150)	400	(597)	375
Translation adjustments	—	(13)	2	(12)
Cash and bank overdrafts at beginning of period	2,258	844	2,703	868

Cash and bank overdrafts at end of period	$2,108	$1,231	$2,108	$1,231

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,108	$879	$2,108	$879
Cash and cash equivalents in assets held for sale	—	356	—	356
Bank overdrafts	—	(4)	—	(4)

	$2,108	$1,231	$2,108	$1,231

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Earnings from continuing operations	$216	$142	$342	$314
Adjustments to remove:
Tax expense (benefit)	50	(3)	55	24
Other finance costs (income)	18	(14)	29	(21)
Net interest expense	37	81	72	159
Amortization of other identifiable intangible assets	25	28	52	57
Amortization of computer software	104	100	209	198
Depreciation	38	29	72	59

EBITDA	$488	$363	$831	$790
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	126	(2)	223	(4)
Other operating gains, net	(261)	(14)	(305)	(12)
Fair value adjustments	2	1	3	4

Adjusted EBITDA	$355	$348	$752	$778

Adjusted EBITDA margin(1)	25.0%	26.6%	25.8%	28.9%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2019	2018	Change	2019	2018	Change
Net earnings	$189	$657		$305	$346
Adjustments to remove:
Fair value adjustments	2	1		3	4
Amortization of other identifiable intangible assets	25	28		52	57
Other operating gains, net	(261)	(14)		(305)	(12)
Other finance costs (income)	18	(14)		29	(21)
Share of post-tax losses (earnings) in equity method investments	126	(2)		223	(4)
Tax on above items	33	(6)		8	(11)
Tax items impacting comparability	(4)	(14)		(15)	(12)
Loss (earnings) from discontinued operations, net of tax	27	(515)		37	(32)
Interim period effective tax rate normalization(3)	(8)	(2)		(8)	2
Dividends declared on preference shares	(1)	—		(2)	(1)

Adjusted earnings	$146	$119		$327	$316

Adjusted EPS	$0.29	$0.17	71%	$0.65	$0.44	48%

Foreign currency(4)			6%			5%
Constant currency(4)			65%			43%
Diluted weighted-average common shares (millions)	503.0	710.1		503.2	710.8

Refer to page 17 for footnotes.

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
Net cash provided by operating activities	$141	$803	$83	$1,222
Capital expenditures	(130)	(131)	(240)	(310)
Proceeds from disposals of property and equipment	2	27	2	27
Capital expenditures from discontinued operations	—	(138)	—	(246)
Other investing activities	1	18	4	18
Payments of lease principal	(12)	—	(23)	—
Dividends paid on preference shares	(1)	—	(2)	(1)
Dividends paid to non-controlling interests from discontinued operations	—	(24)	—	(35)

Free cash flow	$1	$555	$(176)	$675

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on an Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30,		Change
	2019	2018	Total	Foreign Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$603	$593	2%	-1%	-1%	4%
Corporates	318	296	8%	-1%	2%	7%
Tax & Accounting Professionals	182	176	3%	-3%	0%	6%
Reuters News	156	72	116%	-2%	116%*	2%
Global Print	164	174	-6%	-2%	0%	-3%
Eliminations	—	—

Revenues	$1,423	$1,311	9%	-2%	6%	4%

Recurring Revenues
Legal Professionals	$555	$539	3%	-1%	0%	4%
Corporates	269	243	11%	-1%	3%	9%
Tax & Accounting Professionals	147	139	6%	-3%	0%	9%
Reuters News	144	63	129%	-3%	131%*	1%

Total Recurring Revenues	$1,115	$984	13%	-2%	9%	5%

Transactions Revenues
Legal Professionals	$48	$54	-10%	-1%	-15%	6%
Corporates	49	53	-8%	-2%	-4%	-2%
Tax & Accounting Professionals	35	37	-6%	-2%	0%	-4%
Reuters News	12	9	28%	3%	0%	25%

Total Transactions Revenues	$144	$153	-6%	-1%	-6%	2%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. Components of revenue growth may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Second-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on an Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2019	2018	Total	Foreign Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,197	$1,178	2%	-1%	-1%	4%
Corporates	670	625	7%	-1%	2%	6%
Tax & Accounting Professionals	404	393	3%	-3%	0%	6%
Reuters News	311	144	116%	-4%	117%*	3%
Global Print	329	351	-6%	-2%	0%	-4%
Eliminations	(1)	(1)

Revenues	$2,910	$2,690	8%	-2%	6%	4%

Recurring Revenues
Legal Professionals	$1,105	$1,072	3%	-1%	0%	4%
Corporates	538	486	11%	-1%	3%	9%
Tax & Accounting Professionals	320	306	5%	-3%	0%	8%
Reuters News	287	125	129%	-5%	133%*	1%

Total Recurring Revenues	$2,250	$1,989	13%	-2%	9%	5%

Transactions Revenues
Legal Professionals	$92	$106	-12%	-1%	-9%	-2%
Corporates	132	139	-5%	-1%	0%	-3%
Tax & Accounting Professionals	84	87	-4%	-2%	0%	-2%
Reuters News	24	19	25%	-3%	0%	28%

Total Transactions Revenues	$332	$351	-5%	-2%	-3%	-1%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. Components of revenue growth may not total due to rounding.

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed in 2018. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Thomson Reuters Reports Second-Quarter 2019 Results

APPENDIX – INFORMATION ABOUT REFINITIV

As of October 1, 2018, Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Beginning with the fourth quarter of 2018, Thomson Reuters’ IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Thomson Reuters’ non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three and six months ended June 30, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the first six months of 2019, on both an IFRS and non-IFRS basis as provided to Thomson Reuters from Refinitiv for inclusion in this news release. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the three and six months ended June 30, 2018 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than Thomson Reuters. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has noted the three and six months ended June 30, 2018 F&R revenues, as previously reported by the company on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and excluding businesses disposed.

(millions of U.S. dollars, except margin)			Change
(unaudited)	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Excluding Businesses Disposed
Three months ended June 30,
IFRS Measures
Revenues	$1,550	$1,553	0%	3%

Net loss	$(267)
Cash flow from operations	$273
Capital expenditures	$106

Non-IFRS Measures
Adjusted EBITDA	$555
Adjusted EBITDA margin	35.8%
Free cash flow	$89

Six months ended June 30,
IFRS Measures
Revenues	$3,117	$3,136	-1%	3%

Net loss	$(477)
Cash flow from operations	$73
Capital expenditures	$238
Debt at June 30, 2019	$12,954
Preferred equity at June 30, 2019	$1,111

Non-IFRS Measures
Adjusted EBITDA	$1,112
Adjusted EBITDA margin	35.7%
Free cash flow	$(252)

Thomson Reuters Reports Second-Quarter 2019 Results

The following reconciliation of IFRS measures to non-IFRS measures was provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2019	2019
Net loss	$(267)	$(477)
Adjustments to remove:
Tax benefit	(41)	(66)
Finance costs	223	426
Depreciation and amortization	488	961

EBITDA	$403	$844
Adjustments to remove:
Share of post-tax earnings in equity method investments	(1)	(1)
Other operating gains	(1)	—
Fair value adjustments	25	46
Transformation-related costs	129	223

Adjusted EBITDA	$555	$1,112

Adjusted EBITDA margin	35.8%	35.7%

Refinitiv

Reconciliation of Net Cash Used In Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended	Six Months Ended
	June 30,	June 30,
	2019	2019
Net cash used in operating activities	$273	$73
Capital expenditures	(106)	(238)
Proceeds from disposals of property and equipment	—	1
Other investing activities	1	—
Dividends paid to non-controlling interests	(79)	(88)

Free cash flow	$89	$(252)